SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CONSTELLATION ENERGY PARTNERS LLC

(Name of issuer)

Common Units Representing Class B Limited Liability Company Interests

(Title of class of securities)

21038E 10 1

(CUSIP number)

David J. Klvac 210 Park Avenue Oklahoma City, OK 73102 (405) 600-7704

(Name, address and telephone number of person authorized to receive notices and communications)

December 19, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 21038E 10 1	Page 2 of 15

1	Name of reporting person PostRock Energy Corporation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 5,918,894 common units*
	8	Shared voting power: 0
	9	Sole dispositive power: 5,918,894 common units*
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 5,918,894 common units*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 24.9%**
14	Type of reporting person CO (Corporation)

*	PostRock Energy Corporation may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.
**	The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, that 23,768,193 shares of Class B limited liability company interests were outstanding as of November 4, 2011.

CUSIP No. 21038E 10 1	Page 3 of 15

1	Name of reporting person Constellation Energy Partners Management, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 5,918,894 common units*
	8	Shared voting power: 0
	9	Sole dispositive power: 5,918,894 common units*
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 5,918,894 common units*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 24.9%
14	Type of reporting person OO (Limited liability company)

*	Constellation Energy Partners Management, LLC may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

CUSIP No. 21038E 10 1	Page 4 of 15

1	Name of reporting person White Deer Energy L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,918,894 common units*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,918,894 common units*
11	Aggregate amount beneficially owned by each reporting person: 5,918,894 common units*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 24.9%
14	Type of reporting person PN (Limited Issuer)

*	White Deer Energy L.P. may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

CUSIP No. 21038E 10 1	Page 5 of 15

1	Name of reporting person White Deer Energy TE L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,918,894 common units*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,918,894 common units*
11	Aggregate amount beneficially owned by each reporting person: 5,918,894 common units*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 24.9%
14	Type of reporting person PN (Limited Issuer)

*	White Deer Energy TE L.P. may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

CUSIP No. 21038E 10 1	Page 6 of 15

1	Name of reporting person White Deer Energy FI L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,918,894 common units*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,918,894 common units*
11	Aggregate amount beneficially owned by each reporting person: 5,918,894 common units*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 24.9%
14	Type of reporting person PN (Limited Issuer)

*	White Deer Energy FI L.P. may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

CUSIP No. 21038E 10 1	Page 7 of 15

1	Name of reporting person Edelman & Guill Energy L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,918,894 common units*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,918,894 common units*
11	Aggregate amount beneficially owned by each reporting person: 5,918,894 common units*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 24.9%
14	Type of reporting person PN (Limited Issuer)

*	Edelman & Guill Energy L.P. may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

CUSIP No. 21038E 10 1	Page 8 of 15

1	Name of reporting person Edelman & Guill Energy Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,918,894 common units*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,918,894 common units*
11	Aggregate amount beneficially owned by each reporting person: 5,918,894 common units*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 24.9%
14	Type of reporting person CO

*	Edelman & Guill Energy Ltd. may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

CUSIP No. 21038E 10 1	Page 9 of 15

1	Name of reporting person Thomas J. Edelman
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,918,894 common units*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,918,894 common units*
11	Aggregate amount beneficially owned by each reporting person: 5,918,894 common units*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 24.9%
14	Type of reporting person IN

*	Thomas J. Edelman may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

CUSIP No. 21038E 10 1	Page 10 of 15

1	Name of reporting person Ben A. Guill
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,918,894 common units*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,918,894 common units*
11	Aggregate amount beneficially owned by each reporting person: 5,918,894 common units*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 24.9%
14	Type of reporting person IN

*	Ben A. Guill may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

CUSIP No. 21038E 10 1	Page 11 of 15

SCHEDULE 13D

Explanatory Note: This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the Initial Statement”) filed by the reporting persons named in Item 2 thereof (the “Reporting Persons”) on August 18, 2011, relating to the Class B limited liability company interests (the “Common Units”) of Constellation Energy Partners LLC (the “Issuer”).

Item 1.	Security and Issuer.

This Statement is being filed with respect to the Common Units of the Issuer. The address of the principal executive offices of the Issuer is 1801 Main Street, Suite 1300, Houston, Texas 77002.

Item 2.	Identity and Background

Item 2 of the Initial Statement is hereby amended by revising Schedule 1 thereto to reflect the resignation of Jack T. Collins as an executive officer of Constellation Energy Partners Management, LLC (“CEPM”) and PostRock Energy Corporation (“PostRock”) and the appointment of David J. Klvac as the Chief Financial Officer of PostRock and CEPM.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 to the Initial Statement and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of (i) CEPM, (ii) PostRock, (iii) White Deer Energy L.P., a Cayman Islands exempted limited partnership (“White Deer”), (iv) White Deer Energy TE L.P., a Cayman Islands exempted limited partnership (“White Deer TE”), (v) White Deer Energy FI L.P., a Cayman Islands exempted limited partnership (“White Deer FI” and, collectively with White Deer and White Deer TE, the “White Deer Funds”), (vi) Edelman & Guill Energy L.P., a Cayman Islands exempted limited partnership (“GP LP”) or (vii) Edelman & Guill Energy Ltd., a Cayman Islands corporation (“GP Ltd.”), has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Sources and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby supplemented to include the following:

On December 19, 2011, PostRock entered into a Purchase Agreement (the “December Purchase Agreement”) with Constellation Energy Commodities Group, Inc. (“CECG”) and Constellation Energy Partners Holdings, LLC (“CEPH” and, together with CECG, the “Selling Parties”), pursuant to which CEPM acquired (the “December Acquisition”) from CEPH 2,790,224 Common Units (the “Subject Interests”). Prior to the December Acquisition, CEPM held of record (i) 3,128,670 Common Units of the Issuer and (ii) all of the 485,065 outstanding Class A Units representing Class A limited liability company interests of the Issuer (“Class A Units”). Following the December Acquisition, CEPM holds 5,918,894 Common Units and 485,065 Class A Units, constituting an aggregate of approximately 26.4% of the voting interests of the Issuer.

In exchange for the Subject Interests, PostRock paid to CECG $5,998,981.60 in cash. The cash was funded with borrowings under PostRock’s existing borrowing base credit facility.

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby supplemented to include the following:

The Reporting Persons acquired the Common Units in the December Acquisition reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

CUSIP No. 21038E 10 1	Page 12 of 15

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby supplemented as follows:

(a) – (b) (i) CEPM is the sole record owner of 5,918,894 Common Units of the Issuer (representing 24.9% of the outstanding Common Units). CEPM is also the sole record owner of 485,065 Class A Units of the Issuer.

(ii)	PostRock does not directly own any Common Units. By virtue of being the sole member of CEPM, PostRock may be deemed to possess sole voting and dispositive power with respect to the 5,918,894 Common Units of the Issuer (representing 24.9% of the outstanding Common Units) owned of record by CEPM.

(iii)	The White Deer funds do not directly own any Common Units. The White Deer Funds, in the aggregate, may be deemed to beneficially own approximately 68.2% of the shares of PostRock common stock outstanding on a pro forma basis (accounting for the exercise of warrants to purchase an aggregate of 20,204,261 common shares of PostRock common stock held by the White Deer Funds). In addition, the White Deer Funds are entitled to designate up to three directors for nomination by PostRock’s board of directors for so long as the White Deer Funds own 25% or more of the shares of PostRock common stock. By virtue of these relationships, the White Deer Funds, who have, together with GP LP and GP Ltd. formed a “group” as defined in Section 13(d)(3) with respect to the shares of PostRock common stock owned by such persons, may be deemed to possess shared voting and dispositive power with respect to the 5,918,894 Common Units of the Issuer (representing 24.9% of the outstanding Common Units) owned of record by CEPM.

(iv)	GP LP does not directly own any Common Units. By virtue of being the general partner of the White Deer Funds, GP LP may be deemed to possess shared voting and dispositive power with respect to the 5,918,894 Common Units of the Issuer (representing 24.9% of the outstanding Common Units) owned of record by CEPM.

(v)	GP Ltd. does not directly own any Common Units. By virtue of being the general partner of the GP LP, GP Ltd. may be deemed to possess shared voting and dispositive power with respect to the 5,918,894 Common Units of the Issuer (representing 24.9% of the outstanding Common Units) owned of record by CEPM.

(vi)	Neither Mr. Edelman nor Mr. Guill directly owns any Common Units. By virtue of being the two directors of GP Ltd., Mr. Edelman and Mr. Guill may be deemed to possess shared voting and dispositive power with respect to the 5,918,894 Common Units of the Issuer (representing 24.9% of the outstanding Common Units) owned of record by CEPM.

The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c)	Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d)	Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Common Units described in this Item 5.

(e)	Not applicable.

CUSIP No. 21038E 10 1	Page 13 of 15

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed as Exhibit A to the Initial Statement).

Exhibit B	Purchase Agreement, dated August 8, 2011, by and among PostRock Energy Corporation, Constellation Energy Commodities Group, Inc. and Constellation Energy Partners Holdings, LLC (attached as Exhibit 2.1 to PostRock Energy Corporation’s current report on Form 8-K (File No. 001-34635) filed with the Commission on August 12, 2011 and incorporated herein by reference).

Exhibit C	Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as of November 26, 2006 (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on November 28, 2006 and incorporated herein by reference).

Exhibit D	Amendment No. 1 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as of April 23, 2007 (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on April 24, 2007 and incorporated herein by reference).

Exhibit E	Amendment No. 2 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as of July 25, 2007 (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on July 26, 2007 and incorporated herein by reference).

Exhibit F	Amendment No. 3 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as September 21, 2007 (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on September 26, 2007 and incorporated herein by reference).

Exhibit G	Amendment No. 4 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as December 28, 2007 (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on December 28, 2007 and incorporated herein by reference).

Exhibit H*	Purchase Agreement, dated December 19, 2011, by and among PostRock Energy Corporation, Constellation Energy Partners Management, LLC, Constellation Energy Commodities Group, Inc. and Constellation Energy Partners Holdings, LLC.

*	Filed herewith.

CUSIP No. 21038E 10 1	Page 14 of 15

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 19, 2011

POSTROCK ENERGY CORPORATION

BY:	/s/ Stephen L. DeGiuisti
Name: Stephen L. DeGiusti
Title: Executive Vice President, General
Counsel and Secretary

CONSTELLATION ENERGY PARTNERS MANAGEMENT, LLC

BY:	/s/ Stephen L. DeGiuisti
Name: Stephen L. DeGiusti
Title: Secretary and Treasurer

WHITE DEER ENERGY L.P.

By: Edelman & Guill Energy L.P., its general partner

By: Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

WHITE DEER ENERGY TE L.P.

By: Edelman & Guill Energy L.P., its general partner

By: Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

WHITE DEER ENERGY FI L.P.

By: Edelman & Guill Energy L.P., its general partner

By: Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

CUSIP No. 21038E 10 1	Page 15 of 15

EDELMAN & GUILL ENERGY L.P.

By: Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

EDELMAN & GUILL ENERGY LTD.

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

THOMAS J. EDELMAN

/s/ Thomas J. Edelman

BEN A. GUILL

/s/ Ben A. Guill